
13030305

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTER AND COMPANY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15415 CLAYTON RD
(No. and Street)

BALLWIN	MO	63011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBORAH CASTIGLIONI 636-537-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC.
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD,	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM L. MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER AND COMPANY BROKERAGE, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



STACY R. SCHAEFER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: June 02, 2014
Commission Number: 10396100

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOW
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTER AND COMPANY BROKERAGE, INC.

Audited Financial Statements
For the Years Ended
December 31, 2012 and 2011


HOLT and
PATTERSON

LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

CUTTER AND COMPANY BROKERAGE, INC.

Audited Financial Statements
For the Years Ended
December 31, 2012 and 2011

TABLE OF CONTENTS

Independent Auditors' Report


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Board of Directors and Stockholders
Cutter and Company Brokerage, Inc.
Ballwin, MO

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cutter and Company Brokerage, Inc.as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in the supplemental information located on pages 12-17 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Holt & Patterson, LLC
February 25, 2013

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012 and 2011

ASSETS

	2012	2011
CURRENT ASSETS		
Cash	$ 350,656	$ 312,610
Marketable Securities Owned, at Market Value	81,155	90,870
Accounts Receivable	354,647	288,822
Broker Advances	12,075	3,241
Prepaid Expenses	39,500	32,064
TOTAL CURRENT ASSETS	838,033	727,607
FIXED ASSETS		
Furniture and Fixtures	58,902	58,902
Equipment	25,963	25,963
Improvements	43,715	43,715
Computer and Software	62,330	112,450
Accumulated Depreciation	(148,505)	(186,475)
TOTAL FIXED ASSETS	42,405	54,555
OTHER ASSETS		
Deferred Tax Benefit	37,888	33,389
Deposits	127,463	125,486
TOTAL OTHER ASSETS	165,351	158,875
TOTAL ASSETS	$ 1,045,789	$ 941,037

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012 and 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts Payable	$ 17,177	$ 9,313
Accrued Wages and Commissions	259,855	162,832
401(k) Payable	30,124	26,025
Corporate Income Tax Payable	-	68
TOTAL CURRENT LIABILITIES	307,156	198,238
LONG TERM LIABILITIES		
	-	-
TOTAL LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	307,156	198,238
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	5,333	5,333
Additional Paid-in Capital	124,515	124,515
Retained Earnings	736,742	753,675
Accumulated Other Comprehensive Income	(131,466)	(123,791)
Current Earnings	3,509	(16,933)
TOTAL STOCKHOLDERS' EQUITY	738,633	742,799
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,045,789	$ 941,037

See auditors' report and notes to financial statements

Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Years Ended December 31, 2012 and 2011

	2012	%	2011	%
INCOME				
Commission and Fee Income	$ 9,108,059	99.98	$ 8,764,433	99.96
Dividend Income	893	0.01	30	0.00
Interest Income	1,209	0.01	3,704	0.04
TOTAL INCOME	9,110,161	100.00	8,768,167	100.00
OPERATING EXPENSES				
Advertising	9,829	0.11	35,588	0.41
Leads	-	-	530	0.01
Auto Expense	30	0.00	497	0.01
Bank Charges	378	0.00	827	0.01
Charitable Contributions	4,475	0.05	4,285	0.05
Club Dues	10,366	0.11	12,300	0.14
Clearing Charges and Exchange Fees	246,957	2.71	288,653	3.29
Outside Brokers Commissions	6,820,726	74.87	6,414,933	73.16
Depreciation Expense	12,555	0.14	15,499	0.18
Dues and Subscriptions	39,749	0.44	53,119	0.61
HRA Expense	2,866	0.03	3,256	0.04
401(k) Expense	67,010	0.74	67,778	0.77
Promotions	12,257	0.13	7,732	0.09
Insurance	69,235	0.76	40,842	0.47
Interest Expense	789	0.01	1,133	0.01
Accounting and Audit Fees	17,254	0.19	19,080	0.22
Legal and Professional Fees	2,295	0.03	1,802	0.02
Licenses Expense	780	0.01	51,874	0.59
Business Meetings	17,922	0.20	16,778	0.19
Meals and Entertainment	12,900	0.14	12,586	0.14
Miscellaneous Expense	10,425	0.11	1,106	0.01
Office Expense	27,282	0.30	27,128	0.31
Payroll Taxes	81,884	0.90	71,466	0.82
Payroll Services	4,334	0.05	4,987	0.06
Postage and Delivery	14,663	0.16	12,903	0.15
Registration Fees	4,308	0.05	9,542	0.11
Rent Expense	168,300	1.85	257,242	2.93
Repairs and Maintenance	56,794	0.62	53,131	0.61
Salaries	1,372,445	15.06	1,251,623	14.27
Office Supplies	18,466	0.20	10,422	0.12
De Minimis Fringes	3,131	0.03	6,953	0.08
Copier Contract Expense	11,209	0.12	11,536	0.13
Phone and Communication	18,334	0.20	20,392	0.23
Travel	16,101	0.18	10,160	0.12
Training and Professional Development	4,985	0.05	5,899	0.07
Recruitment	52,932	0.58	37,941	0.43
Outside Consulting	3,900	0.04	1,248	0.01
Other Taxes	1,061	0.01	1,249	0.01
TOTAL OPERATING EXPENSES	9,218,927	101.19	8,844,020	100.87
LOSS FROM OPERATIONS	$ (108,766)	(1.19)	$ (75,853)	(0.87)

See auditors' report and notes to financial statements

Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Years Ended December 31, 2012 and 2011

	2012	%	2011	%
OTHER INCOME				
Miscellaneous Income	$ 17,205	0.19	$ 2,267	0.03
Loyalty Incentive	100,000	1.10	100,000	1.14
Rental Income	-	-	93	0.00
Gain on Sale - Market Security	-	-	(27,415)	(0.31)
TOTAL OTHER INCOME	117,205	1.29	74,945	0.85
OTHER EXPENSES				
Penalties and Fines	-	-	3	0.00
Loss on Sale of Asset	-	-	14,797	0.17
TOTAL OTHER EXPENSES	-	-	14,800	0.17
INCOME (LOSS) BEFORE TAXES	8,439	0.09	(15,708)	(0.18)
INCOME TAX				
Federal Income Tax Expense	5,232	0.06	7,058	0.08
State Income Tax Expense	2,158	0.02	2,953	0.03
Deferred Federal Income Tax Expense (Benefit)	(1,757)	(0.02)	(6,276)	(0.07)
Deferred State Income Tax Expense (Benefit)	(703)	(0.01)	(2,510)	(0.03)
TOTAL INCOME TAX	4,930	0.05	1,225	0.01
NET INCOME (LOSS)	$ 3,509	0.04	$ (16,933)	(0.19)

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2011	$ 5,333	$ 124,515	$ 736,742	$ (123,791)	$ 742,799
COMPREHENSIVE INCOME					
Net Income			3,509		3,509
Other Comprehensive Income:					
Unrealized Gains (Losses) on Securities					
Unrealized Holding Gains (Losses) Arising During the Period				(9,715)	(9,715)
Less: Reclassification Adjustment					
Income Tax Expense Related to Other Comprehensive Income				2,040	2,040
Total Other Comprehensive Income:					(7,675)
TOTAL COMPREHENSIVE INCOME					(4,166)
BALANCE AT DECEMBER 31, 2012	$ 5,333	$ 124,515	$ 740,251	$ (131,466)	$ 738,633

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 3,509	$ (16,933)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	12,555	15,499
Deferred Income Tax Expense (Benefit)	(2,460)	(8,786)
Loss (Gain) on Sale of Fixed Asset	-	14,797
Loss (Gain) on investments	-	27,415
Decrease (Increase) in Accounts Receivable	(65,825)	38,965
Decrease (Increase) in Prepaid Expenses	(7,436)	(6,437)
Decrease (Increase) in Deposits	(1,977)	(90,748)
Decrease (Increase) in Other Assets	(8,834)	52,733
Increase (Decrease) in Accounts Payable	7,864	(12,111)
Increase (Decrease) in Accrued Expenses	101,122	(59,609)
Increase (Decrease) in Corporate Income Tax Payable	(68)	(1,036)
Total Adjustments	34,941	(29,318)
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	38,450	(46,251)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Marketable Securities	-	(27,545)
Purchase of Fixed Assets	(404)	(14,025)
NET CASH USED IN INVESTING ACTIVITIES	(404)	(41,570)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stock sold	-	6,344
NET CASH USED IN FINANCING ACTIVITIES	-	6,344
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38,046	(81,477)
CASH AND CASH EQUIVALENTS, beginning of year	312,610	394,087
CASH AND CASH EQUIVALENTS, end of year	$ 350,656	$ 312,610
Supplemental Disclosure:		
Interest Paid	$ 789	$ 1,133
Corporate Income Tax Paid	$ 10,323	$ 10,375

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter and Company was formed for the purpose of trading and dealing in stocks, bonds and all other Brokerage, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company does not hold funds or securities for customers, owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2012 and 2011. Bad debt expense at December 31, 2012 and 2011 was $-0- for each year.

Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company did not incur any direct-response advertising costs during the period ended December 31, 2012 and 2011.

Marketable Securities:

Marketable securities are stated at the lower of aggregate cost or market. Market value and cost at December 31, 2012 and 2011, was as follows:

	2012	2011
Cost	$ 247,569	$ 247,569
Market Value	$ 116,328	$ 90,870

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2012 and 2011 was $12,555 and $15,499, respectively.

Property and equipment are summarized by the major classifications as follows:

Useful Lives for Purposes of:

Classification	Depreciation
Furniture &	5-7 years
Equipment	5-7 years
Improvements	39 years
Computers	5 years

See auditors' report

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Reclassifications:

Certain reclassifications have been made to the 2011 financial statements, where appropriate, to conform to the 2012 presentation.

NOTE 2: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. At December 31, 2012 and 2011, the Company elected to contribute an overall percentage of 2.1% and 2.2% of gross wages, respectively to the profit sharing plan. The employer match, profit sharing plan contribution and fees charged to operations for the years ended December 31, 2012 and 2011 was $67,010 and $67,778, respectively.

NOTE 3: DEFERRED TAXES:

The Company has adopted FASB Accounting Standards Codification 740-10, Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2012	2011
Depreciation	$ (14,467)	$ (25,647)
Contributions (expires 2015)	1,068	526
Capital Loss (expires 2016)	27,415	27,415
Other Comprehensive Income Attributable to Unrealized Holding Losses on Securities	166,414	156,698
Total	$ 180,430	$ 158,992

Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. At December 31, 2012 and 2011, the Company had total long-term deferred tax assets of $37,888 and $33,389, respectively.

NOTE 4: INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2012 and 2011.

The federal and state income tax returns for the Corporation for 2009, 2010, 2011 and 2012 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2012 and 2011 was $ - and $3, respectively. These amounts were due to late tax payments and not because of disputed tax positions.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rental for office space at December 31, 2012, is approximately

Year		Amount
2013	$	193,922
2014		178,397
2015		7,622
2016		6,352
2017		-

During 2011 the Company re-negotiated the terms of the lease agreement to decrease the square footage. The re-negotiation required the Company to pay a buyout. In lieu of a cash payment the Company paid for improvements to the building. These improvements were recorded as rent expense totaling $61,442. The lease was renewed December 2012 and calls for monthly rent payments of $15,525 through November 30, 2014.

Rent expense charged to operations for the years ended December 31, 2012 and 2011, was $168,300 and $275,242, respectively.

NOTE 5: COMMITMENTS AND CONTINGENCIES (Continued)

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company leases the building from with Cutter & Company Real Estate Holding, LLC which is owned by the stockholders. See Note 5.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120 percent of the minimum dollar amount required. At December 31, 2012 and 2011, the Company had the following allowable net capital of $437,986 and $519,864, respectively, which was $387,986 and $469,864 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2012 and 2011, was 70% and 38%, respectively.

NOTE 8: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

The Company has one broker that makes up 26% and 25%, respectively, during 2012 and 2011 of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company only retains ten percent of the brokers' gross revenues.

NOTE 9: FAIR VALUE MEASUREMENT

Included in the financial statements are certain financial instruments carried at fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

NOTE 9: FAIR VALUE MEASUREMENT (Continued)

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market rates and volatilities, spreads
and yield curves. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks, corporate bonds, and U.S. government bonds and securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (NAV) of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 9: FAIR VALUE MEASUREMENT (Continued)

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

	12/31/2012	Quoted Prices in Activate Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trading securities				
Equity securities	$ 48,565	$ 48,565	$ -0-	$ -0-
Total trading	48,565	48,565	-0-	-0-
Private equity investments	67,763	-0-	-0-	67,763
Total	$ 116,328	$ 48,565	$ -0-	$ 67,763

	12/31/2011	(Level 1)	(Level 2)	(Level 3)
Description				
Trading securites				
Equity securities	$ 53,370	$ 53,370	$ -0-	$ -0-
Total trading	53,370	53,370	-0-	-0-
Private equity investments	37,500	-0-	-0-	37,500
Total	$ 90,870	$ 53,370	$ -0-	$ 37,500

Level 3 Assets Year Ended December 31, 2012

Balance, beginning of year	$ 37,500
Unrealized gains (losses)	30,263
Balance, end of year	$ 67,763

NOTE 10: OTHER INCOME

During 2012 and 2011, the Company agreed to renew its' contract with one of their service providers. In exchange for renewing their contract, they have received a loyalty incentive totaling $100,000 for each year. The service provider agreed to pay this amount for two consecutive years if the contract was upheld.

NOTE 11: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 25, 2013, the date of the management representation letter and the date the financial statements were available to be issued.

CUTTER & COMPANY BROKERAGE, INC.

COMPUTATION OF NET CAPITAL
As of December 31, 2012

Net Capital Computation:

Stockholders' Equity	$ 738,633
Deductions and/or charges	
Total Stockholders' Equity Qualified for Net Capital	738,633
Less: Non-allowable Assets:	
Property and Equipment	42,405
Other Assets	111,149
Accounts Receivable	100,250
Prepaid Expenses	39,500
Haircut on securities	7,343
Subtotal	300,647
Net Capital	$ 437,986

CUTTER & COMPANY BROKERAGE, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
As of December 31, 2012

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	20,478
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	387,986
Percentage of Aggregate Indebtedness to Net Capital		70 %
Percentage of Debt to Debt-Equity	N/A	

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$	17,177
Income Taxes Payable		-
Accrued Expenses		289,979
	$	307,156

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	509,473
Net audit adjustments		(71,487)
	$	437,986


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Cutter and Company Brokerage, Inc.

In planning and performing our audit of the financial statements of Cutter and Company Brokerage, Inc.(the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

However, we identified the following deficiencies in generally accepted accounting principles and procedures that we consider to be significant deficiencies, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 25, 2013.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the audited financial statements, derived from evaluating the Company's internally prepared financial statements and disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a significant deficiency in internal control since the financial statement preparation, including note disclosures, cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC
Chesterfield, MO 63005
February 25, 2013

CUTTER AND COMPANY BROKERAGE, INC.

SIPC Supplemental Report
For the Year Ended
December 31, 2012


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

February 25, 2013

To the Board of Directors of Cutter & Company Brokerage, Inc.
15414 Clayton Rd.
Ballwin, MO 63011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cutter & Company Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you with the other specified parties in evaluating Cutter & Company Brokerage, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Cutter & Company Brokerage, Inc.'s management is responsible for the Cutter & Company Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of procedures described below either for the purpose for with this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the cash disbursements journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including an income statement for the period, supporting the adjustments noting no differences; and

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD MO 63005
PHONE 636/530-1040
FAX 636/530-1101

5. Compared the amount of any overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed noting this was not applicable.

We were not engaged to, and did not conduct an examination, the objectives of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039590 FINRA DEC
CUTTER & CO BROKERAGE INC 17*17
D/B/A CUTTER & COMPANY INC
15415 CLAYTON RD
BALLWIN MO 63011-3125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

2. A. General Assessment (item 2e from page 2) $ 15636

B. Less payment made with SIPC-6 filed (**exclude interest**) (7493)
7-23-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8143

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8143

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8143

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Debra Castrofiori
(Authorized Signature)

Dated the 28 day of February, 20 13.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9227367
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2447792
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	220421
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental & other Misc Income (Deductions in excess of $100,000 require documentation)	215443
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 789	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 89348	
Enter the greater of line (i) or (ii)	89348
Total deductions	2973004
2d. SIPC Net Operating Revenues	$ 6254363
2e. General Assessment @ .0025	$ 15636

(to page 1, line 2.A.)

CUTTER AND COMPANY BROKERAGE, INC.

SIPC Supplemental Report
For the Year Ended
December 31, 2012


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

February 25, 2013

To the Board of Directors of Cutter & Company Brokerage, Inc.
15414 Clayton Rd.
Ballwin, MO 63011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cutter & Company Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you with the other specified parties in evaluating Cutter & Company Brokerage, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Cutter & Company Brokerage, Inc.'s management is responsible for the Cutter & Company Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of procedures described below either for the purpose for with this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the cash disbursements journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including an income statement for the period, supporting the adjustments noting no differences; and

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

5. Compared the amount of any overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed noting this was not applicable.

We were not engaged to, and did not conduct an examination, the objectives of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039590 FINRA DEC
CUTTER & CO BROKERAGE INC 17*17
D/B/A CUTTER & COMPANY INC
15415 CLAYTON RD
BALLWIN MO 63011-3125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

2. A. General Assessment (item 2e from page 2) $ 15636

B. Less payment made with SIPC-6 filed (**exclude interest**) (7493)

7-23-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8143

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8143

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8143

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Debra Castrofiore
(Authorized Signature)

CEO
(Title)

Dated the 28 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 9227367

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 0

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2447792

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 220421

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rental & other Misc Income — 215443

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 789

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 89348

Enter the greater of line (i) or (ii) — 89,348

Total deductions — 2973004

2d. SIPC Net Operating Revenues — $ 6254363

2e. General Assessment @ .0025 — $ 15636

(to page 1, line 2.A.)

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101